Exhibit 8.1

Significant Subsidiaries of Sociedad Química y Minera de Chile S.A.

Name of Subsidiary	Country of Incorporation

SQM Nitratos S.A.	Chile
SQM Salar S.A.	Chile
Soquimich Comercial S.A.	Chile
SQM North America Corp.	USA
SQM Europe N.V.	Belgium